

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2006

Mail Stop 3561

<u>via U.S. mail and facsimile</u>

Goeffrey O'Neill, President
1010 University Avenue
Suite 40
San Diego, CA 92103

Re: Frezer, Inc.
   Proposed Responses from Registrant to our Comments Issued April 7, 2006 on:
      Form 10-SB, Amendment 4 filed February 24, 2006; and
      Form 10-KSB for the Fiscal Year Ended December 31, 2005 and filed March 31, 2006
   File No. 0-51336

Dear Mr. O'Neill:

   We have the following comments on your proposed responses to our comments issued April 7, 2006 on Form 10-SB, amendment 4, filed February 24, 2006 and on Form 10-KSB, filed March 31, 2006. Where indicated, we think you should revise your documents in response to these comments and, also, to our comments dated April 7, 2006. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proposed Form 10-SB, as Revised by Registrant to Conform with Comments Issued April 7, 2006 on Amendment 4</u>

<u>General</u>

1. Supplementally provide the address of the company's website. In addition, we encourage you to disclose it. See Item 101(c)(3) of Regulation S-B.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

2. Revise the disclosure in the paragraph preceding the table and in the table itself as necessary to correctly reflect the actual and not the "anticipated" beneficial ownership for the company as of the date of the filing. It is necessary to provide the actual beneficial ownership, rather than the "anticipated" beneficial ownership. In addition, with a view towards disclosure, supplementally provide why the beneficial ownership is anticipated to change since the date of the last filing. Finally, to the extent that Mr. Koos is deemed to be the beneficial owner of the shares held in the record names of Cell Source Research, Bombardier Pacific Ventures and AFN Trust, the table should be revised to reflect Mr. Koos as the beneficial owner of such shares and aggregated together with all other shares beneficially owned by Mr. Koos. We may have further comment.

3. Revise the disclosure to clarify what action, if any, the NYSE took at the end of Mr. Koos' suspension.

Form 10-KSB for the fiscal year ended December 31, 2005

General

4. Please update the Form 10-KSB for the year ended December 31, 2005 to be consistent with the comments regarding the Forms 10-SB and 10-KSB in our letter dated April 7, 2006 and in this letter.

Recent Sales of Unregistered Securities, page 10

5. On page 11 of the Form 10-KSB, please disclose the names and locations of the companies with which each of the named consultants is associated.

Exhibits

6. We reissue comment number ten of our letter dated April 7, 2006. In addition, include a summary of the principal terms of each oral contract as a separate exhibit.

Closing Comments

Please file amended Form10-KSB within 10 business days of the date of our comment letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We reissue the following "closing comment" in our prior letter dated April 7, 2006:

> We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

> In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

> - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

> - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

> - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

> In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



for

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: David R. Koos
     By facsimile to 619-330-2328